

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2022

Carol Tomé
Chief Executive Officer
UNITED PARCEL SERVICE INC
55 Glenlake Parkway, N.E
Atlanta, Georgia 30328

> **Re: UNITED PARCEL SERVICE INC**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-15451**

Dear Ms. Tomé:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors
Changes in general economic conditions, in the U.S. and internationally, may adversely affect us., page 9

1. You refer to the adverse impact on your business due to geopolitical uncertainties and conflicts in the Russian Federation and Ukraine. Please describe the adverse impact of Russia's invasion of the Ukraine on your business, including the impact on your operations and potential asset impairments.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation